FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

October 3, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on October 3, 2008.

Item 4.

Summary of Material Change

Tournigan Reports Accounting for Sale of Non-Core Assets

Item 5.

Full Description of Material Change

Further to its news release dated October 2, 2008, the Corporation reported the expected gains or losses on the announced sales of its wholly-owned subsidiaries Dalradian Gold Limited ("Dalradian") and Tournigan USA Inc. ("TVC-USA"). The Dalradian transaction is expected to result in a pre-tax gain of approximately $500,000, which the Corporation expects to record in fiscal 2009. The TVC-USA transaction is expected to result in a net loss. Accordingly, the Corporation expects its results for the fourth quarter ended September 30, 2008 to include a pre-tax exploration property impairment charge of approximately $7,500,000. These amounts are based on current estimates and are subject to change.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian L. (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 3rd day of October, 2008.